06006674

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 28 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Capital Markets Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit (City) MI (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Cooper (313) 222-4793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Woodward Avenue, Suite 1700 (Address) Detroit (City) MI (State) 48226 (Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/23/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2005

Audited Financial Statements

Schedules

Supplementary Information

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

Comerica Capital Markets
(d.b.a. W. Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W. Y. Campbell & Company (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 17, 2006

STATEMENT OF FINANCIAL CONDITION

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2005

ASSETS

Cash	$ 6,114,374
Investment securities	2,972,403
Premises and equipment, net of accumulated depreciation of $687,002	461,926
Goodwill	2,053,312
Deferred tax asset	124,345
Other assets	7,577
Total assets	$11,733,937

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Other accrued expenses	$ 791,936
Total liabilities	791,936
SHAREHOLDER'S EQUITY	
Common stock:	
Par value - $1 per share	
Authorized-110,000 shares	
Issued-67,000 shares	67,000
Additional paid-in capital	7,584,835
Retained earnings	3,290,166
Total shareholder's equity	10,942,001
Total liabilities and shareholder's equity	$11,733,937

See notes to financial statements.

STATEMENT OF INCOME

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2005

INCOME	
Interest income	$ 76,500
Fees	14,456,560
Total income	14,533,060
EXPENSES	
Salaries and benefits	10,004,639
Occupancy and equipment cost	508,629
Intercompany expenses	267,259
Other	629,974
Total expenses	11,410,501
Income before income taxes	3,122,559
Provision for income taxes	1,118,700
NET INCOME	$ 2,003,859

See notes to financial statements.

STATEMENT OF CASH FLOWS

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$2,003,859
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	121,477
Decrease in deferred tax asset	333,566
Decrease in other assets	481,254
Decrease in accrued expenses	(168,622)
Total adjustments	767,675
Net cash provided by operating activities	2,771,534
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Fixed assets, net	(48,772)
Other	16,850
Net cash used in investing activities	(31,922)
Increase in cash	2,739,612
Cash at January 1	3,374,762
Cash at December 31	$6,114,374
Income taxes paid	$ 703,420

See notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2005	$67,000	$7,584,835	$1,286,307	$ 8,938,142
Net income and comprehensive income	-	-	2,003,859	2,003,859
Balances at December 31, 2005	$67,000	$7,584,835	$3,290,166	$10,942,001

See notes to financial statements.

Note A - Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the SEC as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

Note B - Significant Accounting Policies

Investment Securities: Investment securities are carried at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis.

Premises and Equipment: Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill: Goodwill and indefinite lived intangible assets are reviewed annually (or more frequently if impairment indicators arise) for impairment.

Income Taxes: The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

Revenue Recognition: Revenue is recognized at the time in which a prescribed service has been completed by the Company and accepted by the customer.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated and Comerica Management Company, a wholly owned subsidiary of Comerica Bank. Fees paid to related parties in 2005 included $267,259 for operating, accounting and administrative services, including allocated benefits. Included in other liabilities are amounts due to Comerica Management Company of approximately $686,522 at December 31, 2005.

At December 31, 2005 the Company had $6,114,374 on deposit in a non-interest bearing account with Comerica Bank.

At December 31, 2005 the Company had $2,972,403 of investment securities on deposit with Comerica Securities, a wholly owned, indirect subsidiary of Comerica Incorporated.

For the year ended December 31, 2005 the Company generated $75,600 of sub-lease income from Huron Capital Partners, L.L.C. Two of the Company's Managing Directors are also Managing Directors of Huron Capital Partners, L.L.C.

Note D - Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2005 the Company's net capital was $2,783,080 and its required net capital was $52,795. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .28 to 1.

Note E - Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2005 were $791,269 and $327,431 respectively. The principal component of the deferred tax asset as of December 31, 2005 was depreciation.

Note F - Commitments

Rental expense for leased properties amounted to $398,770 in 2005 and was partially offset by sublease income of $75,600. Future minimum payments under noncancellable obligations are as follows:

2006	$372,047
2007	$378,889
2008	$385,721
2009	$392,558
2010	$231,318

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2005

COMPUTATION OF NET CAPITAL

Total shareholder's equity	$10,942,001
Less:	
Nonallowable assets	8,158,921
	$ 2,783,080
Aggregate Indebtedness	
Items included in statement of financial Condition	$ 791,936

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 52,795
Excess net capital	$ 2,730,285
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,703,886
Percent of aggregate indebtedness to net capital	28.46%

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2005

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17A-5(d)(4)

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2005

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2005.

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

In planning and performing our audit of the financial statements and supplemental schedules of W.Y. Campbell & Company (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2006